

VIA FACSIMILE AND U.S. MAIL

May 17, 2007

Mr. Matthew F. Hilzinger
Senior Vice President and Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, IL 60680-5379

> **Re: Exelon Corporation, File No. 1-16169**
> **Exelon Generation Company, LLC, File No. 333-85496**
> **Commonwealth Edison Company, File No. 1-1839**
> **PECO Energy Company, File No. 0-16844**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 13, 2007**

Dear Mr. Hilzinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant